UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
SPECIALIZED DISCLOSURE REPORT

MERIDIAN BIOSCIENCE, INC.
(Exact name of the registrant as specified in its charter)

Ohio	0-14902	31-0888197
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

3471 River Hills Drive, Cincinnati, Ohio		45244
(Address of principal executive offices)		(Zip code)

Melissa A. Lueke (513) 271-3700
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

  X   Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

___ Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended _____________________________.

SECTION 1. CONFLICT MINERALS DISCLOSURE

Item 1.01                          Conflict Minerals Disclosure and Report
Meridian Bioscience, Inc. ("Meridian" or the "Company") evaluated its products during the year ended December 31, 2013 and determined that certain products manufactured or contracted to be manufactured by the Company contain tin, tungsten, tantalum, and/or gold.  As a result, Meridian has filed a Conflict Minerals Report ("CMR"). A copy of Meridian's CMR is furnished as Exhibit 1.01 to this Form SD and is incorporated herein by reference. Copies of Meridian's Form SD and CMR are also available at the Meridian corporate website:  www.meridianbioscience.com.
SECTION 2. EXHIBITS
Item 2.01                          Exhibits
Exhibit 1.01                          Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.
MERIDIAN BIOSCIENCE, INC.

Date:  May 29, 2014                                                                                                  By:            /s/ Melissa A. Lueke
Melissa A. Lueke
Executive Vice President and
Chief Financial Officer

Meridian Bioscience, Inc.
Conflict Minerals Report
For the Year Ended December 31, 2013
Company Overview
This is the Conflict Minerals Report for Meridian Bioscience, Inc. ("Meridian" or "the Company") for calendar year 2013 in accordance with Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act ("Section 1502") and Rule 13p-1 under the Securities Exchange Act of 1934 ("Rule 13p-1"), that requires Meridian to perform certain procedures and disclose information about the use and origin of "conflict minerals" if these minerals are deemed to be necessary to the functionality or production of a product manufactured, or contracted to be manufactured.  The minerals covered by these rules are commonly referred to as conflict minerals and include tin, tantalum, tungsten and gold (collectively "3TG").
Meridian is a fully-integrated life science company with principal businesses in (i) the development, manufacture, sale and distribution of diagnostic test kits, primarily for certain gastrointestinal, viral, respiratory and parasitic infectious diseases; and (ii) the manufacture and distribution of bulk antigens, antibodies, PCR/qPCR reagents, nucleotides, competent cells and bioresearch reagents used by researchers and other diagnostic manufacturers; and the contract development and manufacture of proteins and other biologicals for use by biopharmaceutical and biotechnology companies engaged in research for new drugs and vaccines.  Our reportable segments are Diagnostics and Life Science.
Products Overview
Our Diagnostics segment's products are used principally in the detection of infectious diseases caused by various bacteria, viruses, parasites and pathogens. Our focus product families in Diagnostics are C. difficile (antibiotic-associated diarrhea from a hospital-acquired infection), foodborne (Enterohemorrhagic E. coli (EHEC) and Campylobacter jejuni (Campy)), and H. pylori (stomach ulcers).
Our Diagnostics segment's product portfolio, over 140 diagnostic tests and transport media, extends beyond our focus families, reaching into prenatal care (Group B Streptococcus), respiratory (Group A Streptococcus, influenza, respiratory syncytial virus, among others), and organ transplant infections (Cytomegalovirus), among other infectious disease areas.
Our Life Science segment markets products such as antibodies, antigens and reagents primarily to diagnostic manufacturing customers as a source of raw materials for their immunoassay products, or as an outsourced step in their manufacturing processes.  The segment's molecular biology products such as PCR/qPCR reagents, nucleotides, and competent cells are marketed to academic/research and industrial customers.  These products are used in measuring DNA and RNA in clinical and agricultural applications.
Reasonable Country of Origin Inquiry
Meridian has performed a 'reasonable country of origin inquiry' ("RCOI") on minerals that were in our supply chain after January 31, 2013 to determine whether these minerals were sourced from the Democratic Republic of Congo or adjoining countries ("the Covered Countries") or come from recycled or scrap sources.  As a result of the RCOI process, Meridian has concluded in good faith that during 2013 conflict minerals are necessary to the functionality or production of a limited number of its product offerings, and that components and subassemblies sourced from a global supply base are used, in whole or in part, by Meridian to produce this limited number of in-scope products.  It is believed that for the foreseeable future, Meridian will continue to have only a limited number of in-scope products.
Due Diligence
Meridian performed due diligence during 2013 and 2014 to determine the source and chain of custody necessary to determine conflict minerals in the Company's product offerings.  Meridian designed its due diligence measures to conform in all material respects with the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High Risk Areas Second Edition (OECD 2012) ("OECD Framework") and related Supplements for each of the conflict minerals. This process included building conflict minerals awareness across the supply base and the survey of all direct material suppliers that were known to or may have provided products containing metal and /or conflict minerals.
Meridian occupies a "downstream" position in the supply chain and followed the principles outlined in the OECD Guidance for downstream companies with no direct relationships to smelters or refiners.  (In this context, "downstream" refers to the supply chain from smelters and refiners to retailers; it includes companies such as ours, as well as product and component manufacturers and retailers.  A summary of Meridian's activities in line with the OECD framework are outlined below.
Step 1:  Establish strong company management systems:
•	The Company plans to adopt a formal policy that reflects Meridian's goal of complying with the statutory and regulatory requirements.
•
Meridian plans to establish a governance model to oversee the implementation and ongoing management of the Conflict Minerals Compliance Program.  The governance model will consist of two groups; the Steering Committee and Core Team and various work products.  The objective is to develop, document and maintain a governance structure which enables sustainable compliance and actively mitigates the risk of not meeting regulatory requirements.

•
Meridian plans to implement a process to evaluate parts and suppliers in the supply chain for potential conflict minerals risk, a process that may include making modifications to supplier contract language and supplier expectations. These changes will likely reflect controls as part of the procurement process (e.g., supplier qualification, supplier selection, and supplier management).  Meridian will actively cooperate and participate with industry associations to enhance transparency and traceability in the supply chain.  This includes supplier responses, supplier corrective actions and risk mitigation process.

•	Meridian will communicate its policy regarding conflict minerals to in-scope suppliers and review supplier responsibilities within the supply chain.
•	Meridian plans to utilize its established complaint policy for concerns regarding the Company's sourcing and use of conflict minerals in its products.

Step 2:  Identify and assess risks in the supply chain:
•
Products were reviewed by subject matter experts from the respective business units to obtain clarifying information on the presence of conflict minerals; expert information was applied to the list of products to remove inapplicable items.

•	Meridian required in-scope suppliers to complete a survey based on the EICC-GeSI (Electronic Industry Citizen Coalition – Global e-Sustainability Initiative) template.
•
Meridian conducted a review of supplier responses to determine that all required questions and sections of the EICC-GeSI template were completed and followed up with any supplier that did not complete all required questions.

•
Meridian reviewed survey responses and validated them for completeness and sufficiency.  Based on this review each survey was assigned a conflict minerals status code.   Specific vendor corrective actions depended on factors such as vendor size, risk level and vendor capabilities.

•	Meridian reviewed aggregate supplier survey responses by extracting data and summarizing key findings. The Company reported key metrics as part of the conflict minerals reporting process.
•
Meridian conducted a review of summary smelter information provided to determine if smelters listed are certified as conflict free or present a "red flag" as defined by the OECD Guidance. To make the determination of each smelter's conflict status, Meridian relied upon information provided by the Conflict Free Sourcing Initiative ("CFSI").  CFSI conducts a Conflict Free Smelter Program, in which it certifies smelters and refiners worldwide as being conflict free after confirming specific information including country of origin for 3TGs that the smelter/refiner may purchase for its operations.  CFSI makes available to the public the list of smelters/refiners that have been certified by CFSI as conflict free.

Step 3:  Design and implement a strategy to respond to identified risks:
•	Meridian plans to complete the OECD Gap Analysis and provide a summary of the identified risks and gaps to the Steering Committee with recommended action plans to reduce risks and close gaps.
•	Meridian plans to develop a risk mitigation strategy with the goal of systematically reducing the extent of exposure to certain risk and the likelihood of its occurrence.
•
Meridian will implement its risk management plan and monitor execution.  Unresponsive suppliers will be evaluated for corrective action that may include removal from the Company's list of approved vendors.

•
Additional fact finding, risk assessments, and changes in circumstances will take place as part of Meridian's annual review of the Conflict Minerals Compliance Playbook the Company is in the process of developing.

Step 4:  Carry out independent third-party audit of smelter/refiner's due diligence practices:
•
Various industry organizations have developed, or are in the process of developing, processes and procedures to satisfy this requirement, including activities such as appointing auditors and defining the terms of audits in line with the standards and processes set out in the OECD Guidance.  In light of this fact, Meridian intends to participate in and fully support the efforts of such organizations, including joining and/or building partnerships with them as necessary and appropriate.

Step 5:  Report annually on supply chain due diligence:
•
Meridian implemented a process to summarize, review, and approve compliance results and completion of the Form Specialized Disclosure and the Conflict Minerals Report and timely file this report with the SEC.

The due diligence procedures described above resulted in the following assertions:

•	Meridian is unable to determine and to describe the facilities used to process those necessary conflict minerals.
•
Suppliers responding to our inquiries indicated in their response that the information provided was at a company or divisional level and did not include a list of smelters and, therefore, Meridian was unable to determine their country of origin.

•
Consistent with the OECD Guidance for downstream companies such as Meridian, the Company's efforts to determine the mine or location of origin of necessary conflict minerals with the greatest possible specificity included our due diligence measures described above and were not conclusive.

Results of Due Diligence

•
Based on the process described above, Meridian surveyed 47 suppliers and received responses back from 46.  The supplier responses indicated that 4 had no conflict minerals in materials provided to Meridian; 4 sourced from scrap/recycled sources or conflict free smelters; and for 38, the source of conflict minerals could not be determined at this time.